UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Green Plains Renewable Energy, Inc.
(Name of Issuer)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

393222104
(CUSIP Number)

Alain Treuer Wilon Holdings S.A. MMG Tower, 16th Floor 53rd E Street, Marbella Panama City, Republic of Panama (507) 208-7086	With a copy to: Carl H. Amon III White & Case LLP 1155 Avenue of the Americas New York, NY 10019 (212) 819-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 10

CUSIP No. 393222104
1.	Name of Reporting Person Wilon Holdings S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,070,716
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,070,716
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,716
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 8.4% (based upon 24,694,000 shares outstanding as of October 23, 2008, as advised by the Issuer)
14.	Type of Reporting Person (See Instructions) OO

*  As a result of the Shareholders’ Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by Bioverda International Holdings Limited, Bioverda US Holdings LLC and Wayne Hoovestol. Each Reporting Person disclaims any such beneficial ownership except to the extent of their respective pecuniary interest therein. Based on the information provided to the Reporting Persons, Bioverda International Holdings Limited beneficially owns 11,227,653 shares of the Issuer's common stock and Bioverda US Holdings LLC beneficially owns 1,320,879 shares of the Issuer's common stock, representing in the aggregate 50.8% of the issued and outstanding common stock of the Issuer.  These amounts exclude shares of the Issuer's common stock currently beneficially owned by Bioverda International Holdings Limited and Bioverda US Holdings LLC and subject to the Put and Call Agreement (VBV) and the Put and Call Agreement (GPRE) described below. Based on the information provided to the Reporting Persons, Wayne Hoovestol beneficially owns an additional 973,126 shares of the Issuer’s common stock, representing 3.9% of the issued and outstanding common stock of the Issuer.

2 of 10

CUSIP No. 393222104
1.	Name of Reporting Person Alain Treuer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,070,716
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,070,716
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,716
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 8.4% (based upon 24,694,000 shares outstanding as of October 23, 2008, as advised by the Issuer)
14.	Type of Reporting Person (See Instructions) IN

*  As a result of the Shareholders’ Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by Bioverda International Holdings Limited, Bioverda US Holdings LLC and Wayne Hoovestol. Each Reporting Person disclaims any such beneficial ownership except to the extent of their respective pecuniary interest therein. Based on the information provided to the Reporting Persons, Bioverda International Holdings Limited beneficially owns 11,227,653 shares of the Issuer's common stock and Bioverda US Holdings LLC beneficially owns 1,320,879 shares of the Issuer's common stock, representing in the aggregate 50.8% of the issued and outstanding common stock of the Issuer.  These amounts exclude shares of the Issuer's common stock currently beneficially owned by Bioverda International Holdings Limited and Bioverda US Holdings LLC and subject to the Put and Call Agreement (VBV) and the Put and Call Agreement (GPRE) described below. Based on the information provided to the Reporting Persons, Wayne Hoovestol beneficially owns an additional 973,126 shares of the Issuer’s common stock, representing 3.9% of the issued and outstanding common stock of the Issuer.

3 of 10

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, $.001 par value, of Green Plains Renewable Energy, Inc., an Iowa corporation (“GPRE” or the “Issuer”). The principal executive offices of the Issuer are located at 9420 Underwood Avenue, Suite 100, Omaha, Nebraska 68114.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed by Wilon Holdings S.A. (“Wilon”) and Alain Treuer (collectively, the "Reporting Persons"). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 is attached as Exhibit A. Certain information contained in this Schedule 13D relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information provided in this Schedule 13D that does not expressly pertain to a Reporting Person.

Wilon Holdings S.A. is a company organized under the laws of the Republic of Panama, which has its principal business office address at MMG Tower, 16th Floor, 53rd E Street, Marbella, Panama City, Republic of Panama. Alain Treuer is a citizen of Switzerland, who has his principal business office address at Postfach 2177, 8022 Zurich, Switzerland.

The principal business of Wilon Holdings S.A. is purchasing, holding and selling securities for investment purposes. Wilon is controlled by Alain Treuer, a Switzerland-based entrepreneur and venture capitalist, who has helped develop successful businesses in diverse sectors such as telecom, renewable energy, consumer goods, Internet security and biotechnology.

During the last five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As more fully described in Item 4, Item 5 and Item 6 of this Statement, pursuant to the terms of the Merger (defined below) between the Issuer, VBV LLC, a Delaware limited liability company, and certain other parties, on October 15, 2008, Wilon received as merger consideration an aggregate of 749,837 shares of common stock of the Issuer in exchange for the units of VBV LLC held by it immediately prior to the Merger, and for which no acquisition funds were used. Further, pursuant to the terms of the Put and Call Agreement (VBV) and the Put and Call Agreement (GPRE), Bioverda US (defined below) exercised its rights to require Wilon to purchase 554,879 and 766,000 shares of common stock of the Issuer, respectively, for which acquisition funds will be provided by Wilon out of its working capital.

ITEM 4. PURPOSE OF TRANSACTION

Merger Agreement

The Reporting Persons acquired shares of GPRE common stock in a merger transaction pursuant to which the shares of the common units of the acquired company held by the Reporting Persons were converted into the shares of GPRE common stock. On October 15, 2008 (the “Closing Date”), pursuant to the Agreement and Plan of Merger, dated May 7, 2008, by and among it, Green Plains Merger Sub, Inc., a wholly-owned subsidiary of GPRE, VBV LLC ("VBV") and certain other parties (the "Merger Agreement"), GPRE completed its merger (the “Merger”) with VBV, with VBV continuing as the surviving company and a wholly owned subsidiary of the Issuer. As merger consideration, each unit of VBV issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 7,498.369315 shares of common stock. On October 15, 2008, Bioverda International Holdings Limited (“Bioverda International”), a company organized under the laws of Ireland, and Bioverda US Holdings LLC (“Bioverda US”), a Delaware limited liability company, collectively held majority ownership of the issued and outstanding common units of VBV and Wilon owned the remaining common units of VBV. Upon the consummation of the Merger, Wilon’s VBV common units were converted into a total of 749,837 shares of GPRE common stock.

4 of 10

Put and Call Agreement (VBV)

Bioverda International, Bioverda US and Wilon have entered into a Put and Call Agreement, dated as of April 1, 2008 (the “Put and Call Agreement (VBV)”). Under the Put and Call Agreement (VBV), Bioverda US is entitled to require Wilon to purchase all or any portion of the shares of Issuer’s common stock, at the price of $12.1145 per share, that Bioverda US received as merger consideration in exchange for the 74 common units held by Bioverda US prior to the Merger (the “VBV put option”). The VBV put option is exercisable by Bioverda US at anytime on or before October 31, 2008. Additionally, Wilon is entitled to require Bioverda US to sell to Wilon all or any portion of the shares of Issuer’s common stock, at the price of $12.1145 per share, that Bioverda US received as merger consideration in the exchange for the 74 common units held by Bioverda US prior to the Merger (the “VBV call option”). The VBV call option is exercisable by Wilon at any time on or before November 15, 2008.

The Put and Call Agreement (VBV) restricts the right of Bioverda US to transfer less than all of its shares subject to the VBV call option and provides that if Bioverda US should transfer all of such interests to a third party, it must also transfer all of its rights and obligations under the Put and Call Agreement (VBV) to such transferee. Wilon is prohibited from conveying, assigning or otherwise transferring any of its rights or obligations under the Put and Call Agreement (VBV) without the prior written consent of Bioverda US.

On October 1, 2008, Bioverda US notified Wilon of its intent to exercise its VBV put option and sell to Wilon 74 common units of VBV (representing 554,879 shares of Issuer’s common stock issuable in exchange therefor in the Merger). The closing of the VBV put option is scheduled to occur on October 31, 2008.

Put and Call Agreement (GPRE)

Bioverda International, Bioverda US and Wilon have entered into a Put and Call Agreement (GPRE), dated as of April 1, 2008 (the “Put and Call Agreement”), pertaining to the shares of GPRE common stock to be issued to Bioverda International and Bioverda US. Under the GPRE Put and Call Agreement, Bioverda US is entitled to require Wilon to purchase from Bioverda US all or any portion of the shares of Issuer’s common stock, at the price of $10.00 per share, acquired by Bioverda US pursuant to a stock purchase agreement by and among Bioverda International, Bioverda US and the Issuer (the “GPRE put option”). Additionally, Wilon is entitled to require Bioverda US to sell to Wilon all or any portion of the shares of Issuer’s common stock, at the price of $10.00 per share, acquired by Bioverda US pursuant to a stock purchase agreement by and among Bioverda International, Bioverda US and the Issuer (the “GPRE call option”).  The number of shares subject to the GPRE Put and Call Agreement shall not exceed 17.4% of the total number of shares of Issuer’s common stock acquired by Bioverda US and Bioverda International under a stock purchase agreement by and among Bioverda International, Bioverda US and the Issuer. The GPRE put and call options became exercisable on October 16, 2008 and expire on October 31, 2008 and November 15, 2008, respectively.

On October 1, 2008, Bioverda US notified Wilon of its intent to exercise its GPRE put option and sell to Wilon 706,000 shares of Issuer’s common stock at a purchase price of $10.00 per share. Effective October 15, 2008, the parties amended the exercise notice to provide that Bioverda US would sell an additional 60,000 shares of Issuer’s common stock to Wilon upon exercise of the GPRE put option. The closing of the GPRE put option is scheduled to occur on October 31, 2008.

Shareholders’ Agreement

The Issuer, Bioverda International, Bioverda US, Wilon Holdings S.A. and, in his individual capacity, Wayne Hoovestol, the Issuer’s Chief Executive Officer, entered into a Shareholders’ Agreement dated October 15, 2008, which provides, among other things, certain rights and obligations of the parties with respect to the composition of the Issuer’s board of directors and voting of their shares.

Under the Shareholders’ Agreement, the parties thereto are obligated to cause the Issuer’s board of directors to be comprised of not more than nine directors, unless such increase is approved by at least six of the directors then serving. Of the nine directors, the Bioverda entities have the collective right to designate four individuals to be nominated by the board to stand for election (the “Bioverda Nominees”) and Wilon has the right to designate one individual to be nominated by the board to stand for election (the “Wilon Nominee” and, together with the Bioverda Nominees, the “Investor Nominees”). The right of the Bioverda entities and Wilon to designate director nominees shall continue so long as they own shares representing not less than 33.5% and 2.5%, respectively, of the Issuer’s outstanding common stock.

5 of 10

The Issuer is required to cause the Bioverda Nominees and Wilon Nominee to be nominated for election as directors of the Issuer at each meeting of the Issuer’s shareholders where the election of directors is held. In addition, the Issuer shall solicit proxies for the election of the Investor Nominees and recommend that shareholders vote in favor of each Investor Nominee. Additionally, each of Bioverda International, Bioverda US, Wilon and Wayne Hoovestol agree to vote in favor of all Investor Nominees to the board of directors. If a vacancy on the board of directors of the Issuer is created as a result of the resignation, removal or death of an Investor Nominee, then any of the parties entitled to designate an Investor Nominee shall be entitled to request a special meeting of the shareholders for the purpose of electing directors, and the Issuer shall be required to call such meeting.  Additionally, each committee of the Issuer’s board of directors shall, subject to applicable director independence rules, include at least two Bioverda Nominees or one Bioverda Nominee and one Wilon Nominee.

Until such time as the Issuer has issued an aggregate of at least 6,000,000 shares of common stock to non-affiliates of the Issuer, the Bioverda entities and Wilon agree to vote their shares of the Issuer's common stock in favor of four independent nominees proposed by the Issuer in accordance with the Issuer’s nominating committee policy, in the same proportion as the shareholders of the Issuer not affiliated with Bioverda and Wilon.

The Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional shares of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company of 1940;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any action similar to any of those enumerated above.

The Reporting Persons, however, retain their rights to modify their plans with respect to any matters of the type described in sections (a)-(j) of Item 4.

6 of 10

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As described in Item 3, Item 4 and Item 6 of this Statement, following the closing of the Merger, Wilon became a beneficial owner of 749,837 shares of GPRE common stock acquired as consideration in the Merger and an additional 554,879 and 766,000 shares of GPRE common stock, which it is required to acquire pursuant to the Put and Call Agreement (VBV) and the Put and Call Agreement (GPRE) and the corresponding exercise notices by Bioverda US, respectively, resulting in the total direct beneficial ownership by Wilon of 8.4% of the issued and outstanding common stock of the Issuer. Alain Treuer does not directly own any shares of the Issuer’s common stock. However, because Alain Treuer controls Wilon, he may be deemed to beneficially own the shares of common stock directly owned by Wilon. Mr. Treuer disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.

Further, as disclosed on the cover page of this Statement, as a result of the Shareholders’ Agreement described in Item 4 and Item 6, the Reporting Persons may be deemed to be the beneficial owners of 11,227,653 shares of the Issuer's common stock beneficially owned by Bioverda International Holdings Limited and 1,320,879 shares of the Issuer's common stock beneficially owned by Bioverda US Holdings LLC, representing in the aggregate 50.8% of the issued and outstanding common stock of the Issuer and of an additional 973,126 shares of the Issuer's common stock beneficially owned by Wayne Hoovestol, representing 3.9% of the issued and outstanding common stock of the Issuer. Wilon and Mr. Treuer each disclaim any such beneficial ownership except to the extent of their pecuniary interest therein.

(b) See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the Common Stock by the Reporting Persons.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of the Company’s.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock to which this Schedule 13D relates.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Following is a brief summary of agreements with respect to the securities of the Issuer and to which one or more of the Reporting Persons are a party. These summaries as well as the descriptions in Item 3, Item 4 and Item 5 of this Statement do not purport to be complete and are qualified in their entirety by reference to the corresponding agreements filed as Exhibits hereto, each of which are incorporated in this Statement by reference.

Agreement and Plan of Merger. The Issuer, VBV and certain other parties entered into an Agreement and Plan of Merger dated May 7, 2008. The Agreement and Plan of Merger sets forth the terms and conditions upon which the common units of VBV held by Bioverda International and Bioverda US were cancelled and converted into shares of the Issuer’s common stock upon the effective time of the Merger. The Agreement and Plan of Merger is incorporated by reference as Exhibit B to this Statement and incorporated herein by reference.

Shareholders’ Agreement. The Issuer, Bioverda International, Bioverda US, Wilon and Wayne Hoovestol entered into a Shareholders’ Agreement dated October 15, 2008. The Shareholders’ Agreement provides for, among other things, the right of the Bioverda entities to collectively designate four of the nine individuals to be nominated to stand for election to the Issuer’s board of directors, certain registration rights for the shares of the Issuer's common stock issued to the Bioverda entities in the Merger, and the obligation of the Bioverda entities to vote their shares of the Issuer's common stock in favor of four independent director nominees in accordance with the Issuer’s nominating committee policy. A copy of the Shareholders’ Agreement is incorporated by reference as Exhibit C to this Statement and incorporated herein by reference.

Stock Purchase Agreement. Bioverda International, Bioverda US and the Issuer entered into a Stock Purchase Agreement dated May 7, 2008, pursuant to which Bioverda International and Bioverda US, concurrently with the closing of the Merger, acquired from the Issuer an aggregate of 6,000,000 shares of the Issuer’s common stock at a purchase price of $10.00 per share, for a total purchase price of $60,000,000. Under the terms of the Put and Call (GPRE) dated April 1, 2008 between the Bioverda entities and Wilon, Wilon has the right to acquire from Bioverda US up to 17.4% (or 1,044,000 shares), of the GPRE common stock purchased by the Bioverda entities in the Stock Purchase. A copy of the Stock Purchase Agreement is incorporated by reference as Exhibit D to this Statement and incorporated herein by reference.

7 of 10

Lock-Up and Voting Agreement (Bioverda). Bioverda International and Bioverda US entered into a Lock-Up and Voting Agreement dated May 7, 2008 with the Issuer, pursuant to which the Bioverda entities each agreed to certain covenants and restrictions on their shares of the Issuer's common stock, including a restriction on the transfer of their shares of the Issuer's common stock for a period of 90 days following the October 15, 2008 effective date of the merger between the Issuer and VBV, subject to certain exceptions. A copy of the Lock-up and Voting Agreement is incorporated by reference as Exhibit E to this Statement and incorporated herein by reference.

Lock-Up and Voting Agreement (Wilon). Wilon Holdings S.A. entered into a Lock-Up and Voting Agreement dated May 7, 2008 with the Issuer, pursuant to which Wilon agreed to certain covenants and restrictions on its shares of the Issuer's common stock, including a restriction on the transfer of its shares of the Issuer's common stock for a period of 90 days following the October 15, 2008 effective date of the merger between the Issuer and VBV, subject to certain exceptions. A copy of the Lock-up and Voting Agreement is incorporated by reference as Exhibit F to this Statement and incorporated herein by reference.

Lock-Up and Voting Agreement (Hoovestol). Wayne Hoovestol entered into a Lock-Up and Voting Agreement dated May 7, 2008 with the Issuer, pursuant to which Mr. Hoovestol agreed to certain covenants and restrictions on his shares of the Issuer’s common stock, including a restriction on the transfer of his shares of the Issuer’s common stock for a period of 90 days following the October 15, 2008 effective date of the merger between the Issuer and VBV, subject to certain exceptions. A copy of the Lock-up and Voting Agreement is incorporated by reference as Exhibit G to this Statement and incorporated herein by reference.

Put and Call Agreement (VBV). Bioverda International, Bioverda US and Wilon entered into a Put and Call Agreement (VBV) dated as of April 1, 2008. Copies of the Put and Call (VBV) and the notice of exercise of the VBV put option thereunder are incorporated by reference as Exhibits H and I to this Statement and incorporated herein by reference.

Put and Call Agreement (GPRE). Bioverda International, Bioverda US and Wilon entered into a Put and Call Agreement (GPRE) dated as of April 1, 2008. Copies of the Put and Call (GPRE) and the notice of exercise of the GPRE put option thereunder are incorporated by reference as Exhibits J and K to this Statement and incorporated herein by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

A.	Agreement of Joint Filing.

B.
Agreement and Plan of Merger dated May 7, 2008, by and among Green Plains Renewable Energy, Inc., Green Plains Merger Sub, Inc., and VBV LLC (incorporated by reference to Exhibit A to the Statement on Schedule 13 D filed by NTR plc, Bioverda International Holdings Limited, and Bioverda US Holdings LLC on October 27, 2008).

C.
Shareholders’ Agreement dated October 15, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited, Bioverda US Holdings LLC, Wilon Holdings S.A. and Wayne Hoovestol (incorporated by reference to Exhibit C to the Statement on Schedule 13 D filed by NTR plc, Bioverda International Holdings Limited, and Bioverda US Holdings LLC on October 27, 2008).

D.
Stock Purchase Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC (incorporated by reference to Exhibit B to the Statement on Schedule 13 D filed by NTR plc, Bioverda International Holdings Limited, and Bioverda US Holdings LLC on October 27, 2008).

8 of 10

E.
Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC (incorporated by reference to Exhibit D to the Statement on Schedule 13 D filed by NTR plc, Bioverda International Holdings Limited, and Bioverda US Holdings LLC on October 27, 2008).

F.
Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc. and Wilon Holdings S.A. (incorporated by reference to Exhibit I to the Statement on Schedule 13 D filed by NTR plc, Bioverda International Holdings Limited, and Bioverda US Holdings LLC on October 27, 2008).

G.
Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc. and Wayne Hoovestol (incorporated by reference to Exhibit J to the Statement on Schedule 13 D filed by NTR plc, Bioverda International Holdings Limited, and Bioverda US Holdings LLC on October 27, 2008).

H.
Put and Call Agreement (VBV) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A.(incorporated by reference to Exhibit E to the Statement on Schedule 13 D filed by NTR plc, Bioverda International Holdings Limited, and Bioverda US Holdings LLC on October 27, 2008).

I.
Notice of exercise of Put Option (VBV) dated October 1, 2008, as amended effective October 15, 2008 (incorporated by reference to Exhibit F to the Statement on Schedule 13 D filed by NTR plc, Bioverda International Holdings Limited, and Bioverda US Holdings LLC on October 27, 2008).

J.
Put and Call Agreement (GPRE) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A. (incorporated by reference to Exhibit G to the Statement on Schedule 13 D filed by NTR plc, Bioverda International Holdings Limited, and Bioverda US Holdings LLC on October 27, 2008).

K.
Notice of exercise of Put Option (GPRE) dated October 1, 2008, as amended effective October 15, 2008 (incorporated by reference to Exhibit H to the Statement on Schedule 13 D filed by NTR plc, Bioverda International Holdings Limited, and Bioverda US Holdings LLC on October 27, 2008).

9 of 10

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2008	Wilon Holdings S.A.

	By:	/s/ Alain Treuer
Name: Alain Treuer

Alain Treuer

/s/ Alain Treuer

10 of 10

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the following:

(i) the joint filing on behalf of each of them of a statement on Schedule 13D (including subsequent amendments thereto) with respect to the Common Stock, par value $.001 per share, of Green Plains Renewable Energy, Inc., an Iowa corporation, and

(ii) the inclusion of this Joint Filing Agreement as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 24th day of October, 2008.

Dated: October 24, 2008	Wilon Holdings S.A.

	By:	/s/ Alain Treuer
Name: Alain Treuer

Alain Treuer

/s/ Alain Treuer